Exhibit 99.1

Oncolytics Biotech® Inc. Announces Completion of Enrollment in Randomized Phase II Non-Small Cell Lung Cancer Study

CALGARY, Aug. 26, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that enrollment has been completed in a randomized Phase II study of REOLYSIN® in patients with previously treated advanced or metastatic non-small cell lung cancer ("NSCLC") (IND 211). The trial is being sponsored and conducted by the NCIC Clinical Trials Group (NCIC CTG) at Queen's University in Kingston, Ontario.

"Non-small cell lung cancer continues to present a significant health risk for patients," said Dr. Brad Thompson, President and CEO of Oncolytics. "We would like to thank our colleagues at the NCIC CTG for completing enrolment in this study."

The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN® as a treatment for advanced or metastatic non-small cell lung cancer patients who have received previous chemotherapy. A total of 166 patients were enrolled. Patients with squamous cell histology were randomized to receive either REOLYSIN® given in combination with docetaxel (test arm) or docetaxel alone (control arm), while patients with non-squamous cell histology were randomized to receive either REOLYSIN® given in combination with pemetrexed (test arm) or pemetrexed alone (control arm).

The primary objective of the trial is to evaluate the effect of REOLYSIN® in combination with standard salvage chemotherapy on the progression free survival of patients with advanced or metastatic non-small cell lung cancer. The secondary objectives are to determine the tolerability and toxicity of the therapeutic combination; to investigate additional potential measures of efficacy, including progression rates at three months, objective response rate and overall survival; and to explore potential molecular factors predictive of response.

Although accrual is complete, patient follow-up will continue until planned analyses have been conducted.

About NSCLC
The Canadian Cancer Society estimates that 26,600 Canadians will be diagnosed with lung cancer and that 20,900 Canadians are expected to die from the disease in 2015.  The American Cancer Society estimates that 221,200 new cases of lung cancer will be diagnosed in the United States and that 158,040 Americans are expected to die from the disease in 2015. Approximately 80% of all lung cancer cases are of the non-small cell type.

About the NCIC Clinical Trials Group at Queen's University
The NCIC Clinical Trials Group (NCIC CTG) is a cancer clinical trials cooperative group that conducts Phase I-III trials testing anti-cancer and supportive therapies across Canada and internationally. It is a national research program of the Canadian Cancer Society. The NCIC CTG's Central Operations and Statistics Office is located at Queen's University in Kingston, Ontario, Canada.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to Phase II NSCLC trial sponsored by the NCIC CTG, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 26-AUG-15